L E D G E W O O D
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750
Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513
www.ledgewood.com

March 8, 2013

Mr. Jonathan Wiggins
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Resource America, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 14, 2012
File No: 000-04408
CIK No.: 0000083402

Dear Mr. Wiggins

On behalf of Resource America, Inc. (the “Company”), this letter is to respond to your letter of February 25, 2013 with respect to the above-referenced filing (the “2012 10-K”).  For your convenience, we first restate your comments in italics and then provide the Company's response.

Form 10-K for the Year Ended December 31, 2012

Note 9 - Variable Interest Entities, page 68

1.
We note your response to comment four of our letter dated January 25, 2013. Please clarify for us how you determined that the incentive management fee is a variable interest. In addition, please tell us how you determined it was appropriate to use a “best case” basis with anticipated fees and anticipated cash flows in your quantitative analysis, rather than assessing whether the right to receive benefits or the obligation to absorb losses could be potentially significant to the VIE. Finally, please provide us with a qualitative assessment of whether potential losses or benefits could potentially be significant to the VIE that addresses, but is not limited to, the following items:

•	The purpose and design of the entity, including a description of the risk the entity was designed to create and pass on to its variable interest holders;

•	The terms of the interests and capitalization structure;

•	Whether the company's potential benefits from RSO are economically capped (e.g., whether upside benefit is unlimited); and

•	The company's business purpose for holding the financial interest in RSO (e.g., the importance of the financial interests to the overall design of the entity from a marketing or other perspective).

Variable Interest

The incentive management fees (“IMF”) are performance-based fees that the Company earns upon RSO achieving net income in excess of a hurdle rate, as defined in the Management Agreement. Under ASC 810-10-55-37, fees paid to a decision maker are not variable interests if all of the six conditions set forth in ASC 810-10-55-37 are met. The base management fees (“BMF”) that the Company earns are compensation for services provided and are commensurate with the level of effort required to provide those services. The IMF, however, requires no additional effort on the part of the Company, and, by design, could represent an amount of compensation that is not commensurate with the level of effort. As such, the IMF fails the first test under ASC 810-10-55-37 and, accordingly, is considered to be a variable interest of the Company in RSO.

Base Case Analysis

In order to determine the greatest benefit to the Company and, as such, potentially the most significant impact relative to RSO, the Company used a “best case” scenario which would maximize the IMF projected to be earned by the Company.

Qualitative Assessment

The purpose and design of RSO was to provide investors with the experience of investing in a combination of real estate-related assets and, to a lesser extent, higher yielding commercial finance assets, and, through that investment, to provide investors with total returns over time, including quarterly distributions and capital appreciation. Through its public offering and listing of its common and preferred stock on the New York Stock Exchange, RSO sought to provide investors liquidity in this type of investment and an ability to readily exit their investment should they decide to do so. RSO has a broad retail and institutional investor base.

The risks attendant upon an investment in RSO are those normally present in any entity whose assets consist principally of debt instruments and instruments collateralized directly or indirectly by real estate and commercial loans, principally interest rate and credit risk. RSO has sought to manage these risks through borrowing strategies seeking to match the maturities and repricing dates of financings with the maturities and repricing dates of its investments, and to mitigate interest rate risk through derivative instruments.

RSO was initially capitalized with the issuance of 15.3 million shares of common stock in its March 2005 Rule 144A offering and, subsequently, through the issuance of 2.1 million shares of its common stock in its February 2006 initial public offering (“IPO”). Subsequent to its IPO, RSO has issued 82.1 million shares of common stock through its follow-on public offerings and dividend reinvestment plan. Additionally, RSO has issued preferred shares as follows: 676,000 8.50% Series A Cumulative Redeemable Preferred Shares and 1.1 million 8.25% Series B Cumulative Redeemable Preferred Shares. RSO has been further capitalized through the issuance of collateralized debt and loan obligations (“CDO”) issuers that it consolidates of $1.5 billion of senior notes (“CDO Debt”) as well as $50.8 million from the issuance of trust preferred securities (“TRUPs”) and $102.8 million of other debt financing.

The capitalization of RSO as of September 30, 2012 is set forth in the following table: (in thousands, except shares):

Debt
CDO Debt (a)		$1,529,839
TRUPs		50,767
Repurchase Agreements		89,190
Mortgage payable		13,600
		1,683,396
Equity	# shares
Preferred shares:		39,517
Series A	676,373
Series B	1,100,000
Common shares (b)	99,482,787	547,974
Total Equity		587,491

Total Capitalization of RSO		$2,270,887
_______________

(a)	Reflects debt held by various CDO issuers that are VIEs that RSO consolidates.

(b)	As of September 30, 2012, the Company owned 2.6 million shares of RSO (or 2.7% of the total shares outstanding).

The Company purchased a total of 1.9 million shares in the private placement and IPO. Since the IPO, the Company has not purchased any additional shares of RSO. However, pursuant to the Management Agreement with RSO, at least 25% of the IMF must be taken by the Company in the form of RSO common shares (the balance is paid in cash). As a result, the Company has been issued an additional 735,337 common shares cumulatively as the stock portion of the IMF earned through September 30, 2012.

The Company's potential benefits from RSO are its management fees and dividends on the shares of RSO common stock it owns. While the BMF is not fixed in dollar terms, it is earned pursuant to a fixed formula based upon RSO's equity. Similarly, the IMF is also not a fixed dollar amount, but is calculated pursuant to a fixed formula based on RSO's net income in excess of a defined hurdle rate. Since the IMF is not economically capped, the Company undertook a quantitative analysis to determine the maximum potential IMF to be received by the Company under a best case scenario. Dividends are not economically fixed; however, dividends must be determined and declared by the RSO Board of Directors, including a majority of the independent directors, and the Company's potential economic benefit from its share ownership is limited to its 2.7% interest in RSO's shares outstanding.

As an asset manager, the Company generally will invest along with investors in the investment entities it sponsors and manages. In connection with its sponsorship of RSO, the Company purchased 1.9 million common shares of RSO and, subsequently, the Company has received RSO common shares as part of its earned IMF. The Company believes its initial investment in RSO was important from a marketing perspective but it did not impact the design of the entity. The Company believes that the common shares it receives in partial payment of the IMF, apart from the contractual requirement that it do so, is significant from a shareholder relations/share the risk perspective.

Note 18 - Income Taxes, page 77

2.
We note response to comment five of our letter dated January 25, 2013. Please describe for us in more detail how you determined that the tax strategy to sell the company's RSO management agreement is prudent, particularly given that the RSO agreement appears to be integral to the business, since during fiscal 2012, the management, incentive, servicing, and acquisition fees that the company received from RSO were 26% of its consolidated revenues. In addition, please tell us the following.

•	The amount of annual pretax income utilized in your projections for purposes of your valuation allowance analysis;

•	Your basis for concluding that the fair value of the assets to be sold under tax-planning strategies would not have decreased by the sale date;

•	What consideration you gave to the effect these sales would have on taxable income after the sale date;

•
How you determined that the aggregate projected gain from the tax-planning strategies described of $77.9 million would be sufficient to utilize the $112.2 million of net operating loss carry-forwards (tax effected benefit of $18.8 million) expected to be utilized per your valuation allowance analysis and the remaining $15.8 million of other net deferred tax assets; and

•	How you determined that the tax-planning strategies would be sufficient to realize the deferred tax assets, rather than simply reducing any expected future losses.

Prudence of Tax Planning Strategy

The Company recognizes that management, incentive, servicing and acquisition fess received from RSO represent a substantial portion of its revenues. The Company believes, however, that it has a track record of executing transactions that included substantial operating segments when an opportunity was presented to enhance shareholder value. The Company further believes that its diversified nature has provided the opportunity to develop businesses, sell those businesses and reallocate capital profitably. The following transactions are examples:

•
In August 2000, the Company sold Fidelity Leasing, Inc. (“Fidelity”), its leasing subsidiary and predecessor to LEAF Commercial Capital, Inc. (“LEAF”), to ABN AMRO Bank N.V. for $583.0 million including the assumption of $431.0 million in debt. In the fiscal year prior to the completion of this transaction, revenues from Fidelity represented 28% of the Company's total revenues.

•
In May 2004, the Company completed an IPO of Atlas America, Inc. (NYSE: ATLS) by selling 19.8% of its ownership interest and later completed the spin-off of its remaining interest to the Company's shareholders in June 2005. In the 6 months and fiscal year prior to the completion of this transaction, revenues from Atlas represented 89% and 84%, respectively, of the Company's total revenues.

•
In April 2012, the Company sold Apidos Capital Management, LLC, (“Apidos”), its loan manager, to CVC Credit Partners, LP, for gross proceeds of $25 million, a 33% interest in a newly-formed global credit manager (“CCP”), and the right to continue to receive incentive management fees related to previous collateralized loan obligation (“CLO”) issuers formed by the Company. In the fiscal year prior to the completion of this transaction, revenues from Apidos represented 11% of the Company's total revenues.

In the case of the Apidos transaction, management and the Board of Directors of the Company gave strong consideration to capital loss carryforwards that were scheduled to expire in 2014 and 2015. The adjusted purchase price and value received outweighed retaining 100% ownership of a management platform that was recognized as “Best CLO Manager” at the 2012 Creditflux CLO Manager Awards.

Valuation Amount Analysis

In supporting its deferred tax asset, management solely utilized the potential tax planning strategies described above in light of the significant losses recognized in each of the fiscal years ended 2008 through 2011 and, absent the significant gains, the losses the Company would have experienced in fiscal 2012. While the losses represent negative evidence about whether the Company could realize the deferred tax asset, the Company believes that the following positive evidence also exists to support an expectation that the Company will generate pre-tax income in fiscal 2014:

•
The Company's operating results have been negatively impacted by impairment charges related to $40.0 million of accrued management fees from the equipment leasing partnerships managed by LEAF. During fiscal 2012, these impairments totaled $16.7 million. As of December 31, 2012, the carrying value of this receivable has been decreased to $10.6 million.

•
The Company's past three fiscal quarters, excluding the impact of these impairments, has trended from a loss of $122,000, to approximately breakeven, to income of approximately $2.5 million in the most recent fiscal quarter ended December 31, 2012.

•
The Company's projected pre-tax income for fiscal 2013 and 2014 is $4.5 million and $11.8 million respectively, excluding any potential impairments to the LEAF receivables. These projections incorporate the positive growth the Company's real estate subsidiary is experiencing through increases in capital under management at RSO and Resource Real Estate, Inc., the Company's subsidiary that manages real estate investments funds including Resource Real Estate Opportunity REIT, Inc., a public non-traded REIT through which the Company has raised $249.1 million to date.

•
In connection with the sale of Apidos, the Company retained the right to receive 75% of the incentive management fees from all CLO transactions previously managed by Apidos. The CLO management agreements contain provisions that entitle the Company (as the manager of those CLOs) to a share of the equity distributions once the equity holders have reached a targeted internal rate of return. Certain of these transactions reached the hurdle rate in January 2013 and others are expected to reach their hurdle rates in upcoming distribution periods. The Company received approximately $375,000 of these incentive fees in January and is projecting the receipt of approximately $2.5 million in each of fiscal 2013 and 2014.

Fair Value Analysis

The Company's evaluation of the fair value of assets to be sold was completed on the basis that all strategies were implemented. The Company reviews its deferred tax asset and valuation analysis quarterly and believes that the information it had at the end of the fiscal 2012 fourth quarter was the best available evidence upon which to make its evaluation for purposes of the 2012 10-K. The Company notes that there was no evidence at that time, nor at any time prior to filing the 2012 10-K, that indicated that the values presented would adversely change in the future. In fact, the Company believed that the available evidence suggested that the value of the RSO management agreement was increasing. RSO's capital, which is the basis upon which the Company earns its 1.5% base management fee, increased each consecutive quarter during fiscal 2012 and thereafter as RSO raised $138.5 million of capital in fiscal 2012 and an additional $47.8 million in the first fiscal quarter ended December 31, 2012. The Company expects that RSO will raise additional capital in 2013 through its dividend reinvestment plan ($67.1 million was raised in 2012) and additional public offerings, including its on-going at-the-market offerings.

Effect of Sale

The Company considered and believes its diversification and historical track record of profitably deploying proceeds in connection with previous transactions, along with continued growth at Resource Real Estate, CCP, and the collection of Apidos incentives fees, will all contribute to offsetting the revenues that would be lost through the execution of any potential tax planning strategies.

Utilization of Net Operating Loss Carryforwards and Other Deferred Tax Assets

In analyzing the amount of deferred tax assets that will be utilized from the projected tax planning strategy gains, the Company notes that the deferred tax assets consist of two components: federal and state. Accordingly, the projected tax planning strategy gross gains of $77.9 million will be applied to both the federal and state deferred tax assets independently and concurrently, in that $77.9 million of gross gains will be applied against the gross federal deferred tax assets and the same $77.9 million will also be applied to the gross state deferred tax assets.

The following table splits out the deferred tax assets into the significant federal and state components (in thousands):

	Federal		State
	Gross	Net	Gross	Net
Net Operating Loss	$38,520	$13,482	$73,651	$5,283

Other Deferred Tax Assets:
State Capital Loss Carry-forwards	—	—	33,214	1,314
Other Timing Differences (1)	38,491	13,472	11,693	1,015

Total	$77,011	$26,954	$118,558	$7,612
_______________

(1)	The difference of $26.8 million between gross federal and state other timing differences is a valuation allowance recorded against other state timing differences.

Utilization of Federal Deferred Tax Assets

The projected tax strategy gross gain of $77.9 million will be applied to the gross federal net operating loss (“NOL”) of $38.5 million and against the gross federal other timing differences of $38.5 million.

Utilization of State Deferred Tax Assets

The projected tax strategy gross gain of $77.9 million will also be applied against the state deferred tax assets. Of the total gross gain, $21.3 million will be utilized against the gross state NOL, gross state capital loss carryforwards of $33.2 million, and gross state other timing differences of $11.7 million. The Company expects that the remaining $52.4 million of gross state NOLs will be utilized by the Company's taxable subsidiaries.

Realization of Deferred Tax Assets

The Company's determination that its tax planning strategies would not simply serve to reduce any expected future losses was based upon two key elements:

•	the amount of gains was substantially in excess of existing NOLs; and

•
as discussed in more detail above, the currently available evidence indicates that the Company has moved from losses to positive income and that this trend will continue; as a result, future losses are not currently projected.

Accordingly, the Company concluded that, based upon the current evidence, it was likely that there would be no future losses to offset or, in any event, that any losses that might occur would not exceed the excess gains discussed above.

Very truly yours,
Ledgewood a professional corporation

By: /s/ J. Baur Whittlesey
J. Baur Whittlesey

Very truly yours,
Resource America, Inc.

By: /s/ Thomas C. Elliott Thomas C. Elliott
Title: Senior Vice President and Chief Financial Officer
Dated: March 8, 2013